NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the American Depositary Shares (each representing three preferred shares) (the "ADSs") of Azul S.A. (the "Company") from listing and registration on the Exchange at the opening of business on June 10, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company's May 28,2025 press release that the Company has entered into a Restructuring Support Agreement with its key stakeholders to effectuate a reorganization process under Chapter 11 in the United States. In reaching its delisting determination, NYSE Regulation notes the uncertainty as to the ultimate effect of this process on the value of the Company's ADSs. On May 29, 2025, the Exchange determined that the Company's ADSs should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the NYSE. The Company was notified on May 29, 2025. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the ADSs, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange on May 29, 2025, that it did not intend to appeal the delisting determination. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.